

August 1, 2013

Via E-mail
Mr. D. Craig Mense
Executive Vice President and Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

Re: CNA Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-05823

Dear Mr. Mense:

We have reviewed your July 24, 2013 response to our July 12, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

Notes to Consolidated Financial Statements
Note I. Reinsurance, page 105

1. We acknowledge your response to our previous comment. Please address the following:
    - As it relates to your "significant captive program" disclosed on pages 106 and 107, provide us proposed revised disclosure to be included in future periodic reports that explains the nature and type of coverage written and the business purpose of reinsuring a 100% of the business with third-party captive insurance companies owned by wireless phone providers for whom you wrote the business.
    - As it relates to your captive program with third-party captive insurance companies owned by or related to the policyholder beyond your "significant captive program," tell us the significance of the program and how it differs from your "significant captive program" in nature and business purpose.
    - Tell us whether the ceding commission you receive from third-party captives is equal to the premium you charge the policyholder. If so, tell us why you would enter into these arrangements if there is no apparent margin in it for you. If not, tell us why the policyholder would enter into these arrangements when it could transact directly with its captive.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant